UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               GIVEN IMAGING LTD.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    M52020100
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                                 (CUSIP Number)

                                December 31, 2010
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M52020100
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1.   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):
                                 LEON G. COOPERMAN

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

                                  UNITED STATES
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Number of             5.  Sole Voting Power:              1,752,958
Shares Bene-
ficially              6.  Shared Voting Power             1,177,598
Owned by
Each Report-          7.  Sole Dispositive Power:         1,752,958
ing Person
With                  8.  Shared Dispositive Power        1,177,598
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                                  2,930,556
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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):     9.8 %

     The beneficial ownership percentage set forth herein has been calculated based on 29,784,327 common shares of the Issuer outstanding as reported on the Issuer's Form 6-K filed with the SEC dated November 4, 2010.
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12.  Type of Reporting Person           IN
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CUSIP No. M52020100
          ---------


This statement is filed with respect to the Shares of GIVEN IMAGING LTD. (the "Issuer") beneficially owned by LEON G. COOPERMAN as of December 31, 2010 and amends and supplements the Schedule 13G previously filed ( the "Schedule 13G"). Except as set forth herein the Schedule 13G is unmodified.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431 and the principal business office of each Capital LP, Equity LP, Investors LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.


Item 4. Ownership:

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 2,930,556 Shares which constitutes approximately 9.8% of the total number of Shares outstanding. This consists of 728,677 Shares owned by Capital LP; 252,986 Shares owned by Equity LP; 166,346 Shares owned by Investors LP; 604,949 Shares owned by Overseas; and 1,177,598 Shares owned by the Managed Accounts.

Item 4(c). Number of Shares as to which such person has:

   (i)   Sole power to vote or to direct the vote:                 1,752,958

   (ii)  Shared power to vote or to direct the vote:               1,177,598

   (iii) Sole power to dispose or to direct the disposition of:    1,752,958

   (iv)  Shared power to dispose or to direct the disposition of:  1,177,598


Item 5. Ownership of Five Percent or Less of a Class.

     This Item 5 is not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


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


CUSIP No. M52020100
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Item 7. Identification  and Classification  of the Subsidiary Which Acquired the
        Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 7, 2011 as of December 31, 2010

LEON G. COOPERMAN, individually,
and as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P.,and
as President of Omega Advisors, Inc.

By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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